                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934


                                  (Amendment No. 17)


                               PROVIDENT BANCORP, INC.
                                   (Name of Issuer)


                          Class A Common Stock, No Par Value
                            (Title of Class of Securities)



                                      743834-20-2
                                    (CUSIP Number)



                                 James E. Evans, Esq.
                                One East Fourth Street
                                Cincinnati, Ohio 45202
                                    (513) 579-2536
                    (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)



                                 November 24, 1995
               (Date of Event Which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [ ].

                                  Page 1 of 15 Pages

          CUSIP NO. 743834-20-2          13D             Page 2 of 15 Pages

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    American Financial Group, Inc.               31-1422526
                    American Financial Corporation               31-0624874

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]

          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    Ohio corporations

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:

               SOLE VOTING POWER
                     - - -

          8    SHARED VOTING POWER

                    556,984 (See Item 5)

          9    SOLE DISPOSITIVE POWER
                     - - -

          10    SHARED DISPOSITIVE POWER

                    2,878,347 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    2,878,347 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    16.1% (See Item 5)

          14    TYPE OF REPORTING PERSON*
                    HC
                    HC

          CUSIP NO. 743834-20-2          13D             Page 3 of 15 Pages

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Carl H. Lindner

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States Citizen

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:

               SOLE VOTING POWER

                      441,212

          8    SHARED VOTING POWER

                      556,984 (See Item 5)

          9    SOLE DISPOSITIVE POWER

                      441,212

          10    SHARED DISPOSITIVE POWER

                    2,878,347 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                    3,319,559 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    18.5% (See Item 5)

          14    TYPE OF REPORTING PERSON*

                    IN

          CUSIP NO. 743834-20-2          13D             Page 4 of 15 Pages

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Carl H. Lindner III

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States Citizen

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:

               SOLE VOTING POWER

                     777,040

          8    SHARED VOTING POWER

                     556,984 (See Item 5)

          9    SOLE DISPOSITIVE POWER

                     777,040

          10    SHARED DISPOSITIVE POWER

                    2,878,347 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    3,655,387 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.4% (See Item 5)

          14    TYPE OF REPORTING PERSON*

                    IN

          CUSIP NO. 743834-20-2          13D             Page 5 of 15 Pages

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    S. Craig Lindner

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States Citizen

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:

               SOLE VOTING POWER

                    937,585

          8    SHARED VOTING POWER

                    556,984 (See Item 5)

          9    SOLE DISPOSITIVE POWER

                     937,585

          10    SHARED DISPOSITIVE POWER

                    2,878,347 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    3,815,932 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    21.3% (See Item 5)

          14    TYPE OF REPORTING PERSON*

                    IN

          CUSIP NO. 743834-20-2          13D             Page 6 of 15 Pages

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Keith E. Lindner

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States Citizen

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:

               SOLE VOTING POWER

                    1,083,301

          8    SHARED VOTING POWER

                      556,984 (See Item 5)

          9    SOLE DISPOSITIVE POWER

                    1,083,301

          10    SHARED DISPOSITIVE POWER

                    2,878,347 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    3,961,648 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.1% (See Item 5)

          14    TYPE OF REPORTING PERSON*

                    IN

          Item 1.   Security and Issuer.

               This Amendment No. 17 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial"), American Financial Corporation ("AFC"), and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (American Financial, AFC and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended by AFC and Carl H. Lindner on October 5, 1995, relative to the no par value Common Stock ("Common Stock") issued by Provident Bancorp, Inc. ("Provident").

               The principal executive offices of Provident are located at One East Fourth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

               As of November 15, 1995, the Lindner Family beneficially owned approximately 48.2% of the outstanding voting stock of American Financial and American Financial beneficially owned all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities).

          Item 4.   Purpose of the Transaction.

               On November 24, 1995, Carl H. Lindner's spouse transferred 2,000,000 shares of Provident Common Stock to unaffiliated trusts the beneficiaries of which are Mrs. Lindner and Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner.

               The Reporting Persons consider their beneficial ownership of Provident equity securities as an investment which they continue to evaluate. Although they have no present plans to do so, from time to time the Reporting Persons may acquire additional Provident equity securities or dispose of some or all of the Provident equity securities which they beneficially own.

               Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

          Item 5.   Interest in Securities of the Issuer.

               As of December 1, 1995, the Reporting Persons beneficially owned 6,117,485 shares (or approximately 34.1% of the outstanding shares) of Provident Common Stock as follows:

                       Holder                                Number      of
          Shares

                  GAI (a)                                   2,325,287
                  GALIC (b)                                   553,060
                  Carl H. Lindner (c)                         441,212
                  Carl H. Lindner III (d)                     777,040
                  S. Craig Lindner (e)                        937,585
                  Keith E. Lindner (f)                      1,083,301

                    Total:                                  6,117,485

          GAI   = Great American Insurance Company, 100% owned by AFC
          GALIC = Great American Life Insurance Company, 81.4% owned by
                  American Financial

          (a)  Includes   1,882,163  shares  issuable  upon  conversion  of
               Provident C Preferred.

          (b)  Includes   439,200  shares   issuable  upon   conversion  of
               Provident C Preferred.

          (c) Includes 325,792 shares held by his spouse and 38,481 shares held by a foundation (which disposed of 3,704 shares by gift in November 1995) over which he has voting and investment power. Does not include 556,984 shares held by subsidiaries of American Financial, of which he is Chairman of the Board and Chief Executive Officer and with whom he shares voting and investment power and 2,321,363 shares issuable to subsidiaries of American Financial upon conversion of preferred stock.

          (d)  Includes  1,854 shares held by his spouse.  Does not include
               shares beneficially  owned by American Financial.   See Note
               (c).

          (e) Includes 146,326 shares held by his spouse individually and as custodian for their minor children and 3,000 shares held by a foundation over which he has voting and investment power. Does not include shares beneficially owned by American Financial. See Note (c).

          (f) Includes 1,746 shares he holds as custodian for his minor children, 151,281 held in two trusts for the benefit of his minor children, over which he or his spouse have shared voting and investment power. Also includes 134,188 shares which are held in a trust for the benefit of the minor children of Carl H. Lindner III and 20,000 shares which are held in a trust for the benefit of the minor children of S. Craig Lindner, in each case over which he has sole voting and investment power but no pecuniary interest. Does not include shares beneficially owned by American Financial. See Note (c).

               Certain officers and directors of American Financial and AFC beneficially own shares of Provident Common Stock as follows:


                       Holder                      Number of Shares

                    James E. Evans                         9,651
                    Fred J. Runk                          66,105
                    Thomas E. Mischell                   543,083(a)
                    Sandra W. Heimann                    327,736
                    Robert C. Lintz                        2,250
                    Ronald F. Walker                         270

               (a) Includes 525,000 shares in an irrevocable trust of which he is co-trustee; the trustees have the power to vote and dispose of the shares.

               In October 1995 Keith E. Lindner gifted 12 shares of Provident. As of December 1, 1995, and within the last 60 days, to the best knowledge and belief of the undersigned, other than as described herein, no transactions involving Provident equity securities had been engaged in by the Reporting Persons or by the directors or executive officers of American Financial or AFC.

          Item 7.   Material to be filed as Exhibits.

               (1)  Agreement  required  pursuant  to   Regulation  Section
                    240.13d-1(f)(1)   promulgated   under  the   Securities
                    Exchange Act of 1934, as amended.

               (3) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

               After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

          Dated:  December 4, 1995

                                     AMERICAN FINANCIAL GROUP, INC.

                                     By: James C. Kennedy
                                     ----------------------------------
                                           James C. Kennedy, Secretary

                                     AMERICAN FINANCIAL CORPORATION

                                     By: James C. Kennedy
                                     -----------------------------------
                                         James C. Kennedy, Deputy General
                                           Counsel and Secretary

                                            James C. Kennedy
                                         --------------------------------
                                         James C. Kennedy, As
                                            Attorney-in-Fact for:
                                               Carl H. Lindner
                                               Carl H. Lindner III
                                               S. Craig Lindner
                                               Keith E. Lindner

          (PROV-BNK.#17)

                                                                  Exhibit 1
                                      AGREEMENT

               This Agreement executed this  7th day of April, 1995,  is by and among American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

               WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

               WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

               WHEREAS,  American Premier  and AFC  and  their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

               NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.
                                   AMERICAN PREMIER GROUP, INC.
                                   AMERICAN FINANCIAL CORPORATION

                                   By:/s/ James E. Evans
                                      James E. Evans
                                      Vice President & General Counsel

                                      /s/ Carl H. Lindner
                                      Carl H. Lindner

                                      /s/ Carl H. Lindner III
                                      Carl H. Lindner III

                                      /s/ S. Craig Lindner
                                      S. Craig Lindner

                                      /s/ Keith E. Lindner
                                      Keith E. Lindner

                                                                  Exhibit 2

                                 POWER OF ATTORNEY


               I, Carl H. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN  WITNESS  WHEREOF,  I  have  hereunto   set  my  hand  at
          Cincinnati, Ohio this 4th day of April, 1995.


                                            /s/  Carl H. Lindner
                                           -------------------------------
                                                Carl H. Lindner

                                  POWER OF ATTORNEY



               I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN  WITNESS  WHEREOF,  I  have  hereunto  set   my  hand  at
          Cincinnati, Ohio this 4th day of April, 1995.



                                           /s/ Carl H. Lindner III
                                           -------------------------------
                                               Carl H. Lindner III

               PAGE>

                                  POWER OF ATTORNEY



               I, S. Craig Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN  WITNESS  WHEREOF,  I  have  hereunto  set   my  hand  at
          Cincinnati, Ohio this 4th day of April, 1995.



                                                   /s/ S. Craig  Lindner
                                                   ------------------------
                                                       S. Craig Lindner

                                  POWER OF ATTORNEY



               I, Keith E. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN  WITNESS  WHEREOF,  I  have  hereunto  set   my  hand  at
          Cincinnati, Ohio this 4th day of April, 1995.



                                            /s/ Keith E. Lindner
                                            -----------------------------
                                                Keith E. Lindner